Mail Stop 3561

April 1, 2010

Melissa Payner-Gregor
Chief Executive Officer
Bluefly, Inc.
42 West 39th Street
New York, NY 10018

> **Re:** **Bluefly, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2010**
> **File No. 333-165387**

Dear Ms. Payner-Gregor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration statement covers the sale of common shares that are being offered by affiliates in large amounts. Generally, we view resale transactions by affiliates in this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold in an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule

415. Your offering does not appear to meet that requirement. Please re-file on an appropriate form and revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please also make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary, selling stockholders and plan of distribution section. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Selling Stockholders, page 11

2. Under an appropriate subheading, please briefly describe the transactions pursuant to which the selling stockholders acquired their shares. While we note that you have provided a discussion about the shares issued pursuant to the Securities Purchase Agreement entered into with Rho Ventures, L.P., it is not clear how the other selling stockholders came to acquire their shares considering the amount they are registering for resale exceeds the number of shares that appear to have been issued as part of the March 2008 Private Placement you describe on page 13.

3. We note your footnote one to the chart concerning Rho Ventures. Please confirm that you have identified all the funds affiliated with Rho Ventures that are selling stockholders. In general, please identify all selling stockholders that intend to sell using your registration statement. See Item 507 of Regulation S-K.

4. With respect to the shares to be offered for resale by each selling stockholder, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. See Compliance and Disclosure Interpretation; Regulation S-K; 140.02 and 240.04.

5. Currently your chart shows no shares being owned by selling stockholders in the last two columns. This appears to be inconsistent with the information disclosed in the other columns in your chart as not all of the selling stockholders are selling all of the shares they own. Please reconcile your disclosures or advise.

6. Please clarify your disclosure to identify all selling stockholders who are registered broker-dealers or affiliates of broker-dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. Please revise your disclosure accordingly.

7. If a selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that:
   - the seller purchased the securities to be resold in the ordinary course of business; and
   - at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

   Alternatively, please disclose that the stockholder is an underwriter. We may have additional comments upon review of your response.

Incorporation of Certain Information by Reference, page 15

8. We note that you incorporate your Form 10-K by reference. However, your Form 10-K incorporates by reference your Part III information from your proxy, which has not been filed yet. Please provide your Part III information before seeking effectiveness of this registration statement. Refer to Compliance and Disclosure Interpretation 123.01 under Securities Act Forms for guidance.

Exhibit 5.1

9. The legal opinion refers to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on EDGAR.

10. Given the language in the last paragraph on page one and the last paragraph on page two that the opinion is as of the "date hereof," it will be necessary for counsel to file an opinion dated as of the effective date or to remove the modifying language. Further, with your revised counsel's opinion please include the registration statement's file number.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director